Exhibit 99.1

Sapiens to Participate in the 27th Annual Needham Growth Conference on January 15, 2025

Rochelle Park, NJ, December 26, 2024– Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Roni Giladi, Chief Financial Officer, is scheduled to participate in the 27th Annual Needham Growth Conference to be held at the Lotte NY Palace Hotel in New York City, January 14 – 16, 2025. Sapiens will host a group presentation on January 15, from 2:15 p.m.- 2:55 p.m. Eastern Daylight Time (EDT) in “Holmes 1” and conduct one-on-one meetings the same day.

A webcast of management’s presentation can be found on the company’s IR website under the events section, at https://sapiens.com/investor-relations/. For more information about the conferences or to schedule a one-on-one meeting with Sapiens, please contact your Needham representative at the respective firm. The firms hosting the conference reserve the right to adjust a company’s meeting schedule, including its presentation time. It is recommended that participants confirm all meeting and presentation times with the conference organizers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com